                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 17)

                               V.F. Corporation
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                                (Name of Issuer)

                                 Common Stock
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                         (Title of Class of Securities)

                                   918204108
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                                 (CUSIP Number)

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CUSIP No.  918204108                                         Page 1 of 4 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        William E. Pike


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization               United States


    Number of Shares             5) Sole Voting Power              28,600+
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power        22,923,288*


                                 7) Sole Dispositive Power         28,600+


                                 8) Shared Dispositive Power   22,923,288*


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  22,951,888


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                               [   ]


   11)  Percent of Class Represented by Amount in Row (9)                 18.8


   12)  Type of Reporting Person (See Instructions)                         IN


   + Includes currently exercisable options for 23,400 shares.

   * Mr. Pike is Co-Trustee with PNC Bank, National Association and
     M. Rust Sharp with respect to these shares.

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1997:

(a) Amount Beneficially Owned:                                22,951,888 shares

(b) Percent of Class:                                                      18.8

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                      28,600+
      (ii) shared power to vote or to direct the vote                22,923,288*
     (iii) sole power to dispose or to direct the disposition of         28,600+
      (iv) shared power to dispose or to direct the disposition of   22,923,288*

+ Includes currently exercisable options for 23,400 shares.

* Mr. Pike is Co-Trustee with PNC Bank, National Association and
  M. Rust Sharp with respect to these shares.

ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 6, 1998
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         Date

         /s/ William E. Pike
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         Signature - William E. Pike